December 16, 2025

George Athanasiadis
Chief Executive Officer
FAST CASUAL CONCEPTS, INC.
141 Amsterdam Rd.
Grove City, PA 16127

       Re: FAST CASUAL CONCEPTS, INC.
           Registration Statement on Form 10-12G
           Filed September 16, 2025
           File No. 000-56780
Dear George Athanasiadis:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Betmar Lopez